September 21, 2007

Mail Stop 4561

Mr. Peter-Mark Vogel
Chief Financial Officer
Manas Petroleum Corp.
Bahnhofstrasse 9
CH-6341 Baar
Switzerland

Re: Manas Petroleum Corp.
       Item 4.01 8-K
       Filed August 3, 2007
       File No. 333-107002

Dear Mr. Vogel:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kristi Marrone
Staff Accountant

cc: Bob Zeglarski (*via facsimile*)